EXHIBIT 99.7

Grant Thornton LLP Chartered Accountants Management Consultants Canadian Member Firm of Grant Thornton International

Gammon Lake Resources Inc. Consolidated Financial Statements July 31, 2001 and 2000

Contents

Page

Auditors' Report	1

Consolidated Statements of Loss and Deficit	2

Consolidated Balance Sheets	3

Consolidated Statements of Cash Flows	4

Notes to the Consolidated Financial Statements	5-15

Grant Thorton LLP
Chartered Accountants
Management Consultants

Auditors’ Report

To the Shareholders of
Gammon Lake Resources Inc.

We have audited the consolidated balance sheets of Gammon Lake Resources Inc. as at July 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these statements present fairly, in all material respects, the financial position of the Company as at July 31, 2001 and 2000, and the results of its operations and the changes in its financial position for the years then ended in accordance with Canadian generally accepted accounting principles.

Halifax, Nova Scotia, Canada October 26, 2001	Grant Thornton LLP Chartered Accountants

P.O.Box 426
Suite 1100 Cogswell Tower
2000 Barrington Street
Halifax, NS B3J 2P8
Tel: (902) 421-1734
Fax: (902) 420-1068

1

Gammon Lake Resources Inc. Consolidated Statements of Loss and Deficit
For the years ended July 31	2001	2002

Interest income	$ 108,703	$ 133,646

Expenses
Amortization	5,428	4,540
General and administrative	610,547	370,772
Management fees	36,000	36,000
Professional fees	947,027	552,728
Wages and benefits	70,253	64,222

	1,669,255	1,028,262

Losses before other item	(1,560,552)	(894,616)

Write-down of abandoned mineral properties
and related deferred costs (Note 4)	150,784	44,064

Net loss	$(1,711,336)	$ (938,680)

Deficit, beginning of year	$(2,182,697)	$(1,244,017)

Net loss	(1,711,336)	(938,680)

Deficit, end of year	$(3,894,033)	$(2,182,697)

Loss per share (Note 7)	$ (.09)	$ (.06)

2

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc. Consolidated Balance Sheets
July 31	2001	2002

Assets
Current
Cash and cash equivalents	$ 469,915	$ 2,625,342
Commodity taxes	653,796	421,455
Other	76,930	--
Prepaids	657	12,526

	1,201,298	3,059,323

Capital assets (Note 3)	29,577	33,868
Mineral properties and related deferred
costs (Notes 1, 2, 4 and 5)	22,583,821	11,713,818

	$ 23,814,696	$ 14,807,009

Liabilities
Payables and accruals	$ 182,906	$ 271,272

Shareholders' Equity
Capital stock (Note 6)	27,525,823	16,718,434
Deficit	(3,894,033)	(2,182,697)

	23,631,790	14,535,737

	$ 23,814,696	$ 14,807,009

Nature of operations and going concern (Note 1)
Commitments and contingencies (Note 5)
Subsequent events (Note 12)

On behalf of the Board

(Sgd.) "Fred George" Director	(Sgd.) "Bradley Langille" Director

See accompanying notes to the consolidated financial statements.

3

Gammon Lake Resources Inc. Consolidated Statements of Cash Flows
Years ended July 31	2001	2002

Increase (decrease) in cash and cash equivalents

Operating
Net loss	$(1,711,336)	$ (938,680)
Amortization	5,428	4,540
Write-off of abandoned mineral properties
and related deferred costs	150,784	44,064

	(1,555,124)	(890,076)

Change in non-cash operating
working capital (Note 8)	135,930	(167,791)

	(1,419,194)	(1,057,867)

Financing
Net proceeds from issuance of capital stock	4,507,389	7,573,461

Investing
Acquisition of capital assets	(1,137)	(10,740)
Expenditures on mineral properties
and related deferred costs - net	(4,720,787)	(4,885,824)
Decrease (increase) in payables relating
to mineral properties	(162,444)	231,850
Decrease in receivables relating to
mineral properties	(359,254)	(355,190)

	(5,243,622)	(5,019,904)

Net (decrease) increase in cash and cash equivalents	(2,155,427)	1,495,690

Cash and cash equivalents
Beginning of year	2,625,342	1,129,652

End of year	$ 469,915	$ 2,625,342

Cash flow per share from operations	$ (0.07)	$ (0.07)

See accompanying notes to the consolidated financial statements.

4

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements of
July 31, 2001 and 2002

1.     Nature of operations and going concern

Gammon Lake Resources Inc. (the “Company”) is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Canada and Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange.

These financial statements have been prepared on the basis of accounting principles applicable to a “going concern”, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition of properties. The Company will have to raise additional funds to complete acquisition, exploration and development of its interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. In addition, the Company will require further financing to meet certain financial commitments under its joint venture and option buy out agreements.

The amounts shown as mineral properties and related deferred costs represent costs to date and do not necessarily represent present or future values.

If the “going concern” assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.    Significant accounting policies

Basis of presentation
These consolidated financial statements include the accounts of the Company plus Gammon Lake Resources (NS) Incorporated and its wholly-owned subsidiaries, Gammon Lake de Mexico S.A. de C.V. and Gammon Lake Resources (Barbados) Inc.

Interests in joint ventures are accounted for on the proportionate consolidation basis whereby the Company’s share of joint venture assets, liabilities, revenues and expenses are included in the consolidated financial statements.

Use of estimates
The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Actual results could differ from those reported.

Cash and cash equivalents
Cash and cash equivalents include cash on hand and balances with banks, net of bank overdrafts, and highly liquid temporary investments.

5

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements of
July 31, 2001 and 2002

2.     Significant accounting policies (continued)

Mineral properties and related deferred costs
Exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on the unit of production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the cost of the property and related deferred costs are written off. The units-of-production amortization is calculated based on proven and probable reserves following commencement of production. The amounts at which mineral properties and the related deferred costs are recorded do not necessarily reflect present or future values.

The Company is in the process of exploring and developing its various properties and has not yet determined the amount of reserves available in its properties.

Capital assets and amortization
Capital assets are recorded at cost. Amortization is calculated using the declining balance method at the annual rate of 30% for computer equipment and 20% for exploration equipment and furniture and equipment.

Stock based compensation plans
The Company has a stock option plan which is described in Note 6. No compensation expense is recognized when options are granted. The consideration paid on exercise of options is credited to capital stock.

Foreign currency transactions
Assets and liabilities denominated in foreign currencies are translated at the period end exchange rate. Revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Any foreign exchange translation adjustments are recognized in the period in which they occur.

Income Taxes
Effective July 31, 2001 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under the new recommendations, the liability method of tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. Previously, the deferral method was used, based on differences in the timing of reporting income and expenses in financial statements and tax returns. The new method was applied retroactively but had no effect on previously reported losses.

Future site restoration and abandonment costs
Estimated costs of future site restoration and abandonments, net recoveries, will be provided for over the life of future proved reserves on a unit-of-production basis. An annual provision will be recorded as depletion and depreciation. As the Company has no proved reserves at its fiscal year end, no provision has been provided in the financial statements.

6

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements of
July 31, 2001 and 2002

3.     Capital assets

	2001			2000

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 6,752	$ 3,700	$ 3,052	$ 6,752	$ 2,392	$ 4,360
Exploration equipment	39,158	13,904	25,254	37,313	9,394	27,919
Furniture and equipment	2,957	1,686	1,271	2,957	1,368	1,589

	$48,867	$19,290	$29,577	$47,022	$13,154	$33,868

4.     Mineral properties and related deferred costs

Year ended July 31, 2001

	Balance July 31, 2000	Expenditures during the year	Writedown	Balance July 31, 2001

Canada
Harrigan Lake	$ 44,508	$ 1,280	$ (45,788)	$ --
Lawrencetown	104,896	100	(104,996)	--

	149,404	1,380	(150,784)	--

Mexico
La Cuesta and
Santa Maria	1,063,448	--	--	1,063,448
Ocampo	10,500,966	11,019,407	--	21,520,373

	11,564,414	11,019,407	--	22,583,821

	$11,713,818	$ 11,020,787	$ (150,784)	$22,583,821

During the year, the Company abandoned certain mineral properties and the related costs were written-off. During the year, $6,300,000 of expenditures related to the Ocampo property were incurred for non-cash share consideration.

For the year ended July 31, 2000

	Balance July 31, 2000	Expenditures during the year	Writedown	Balance July 31, 2001

Canada
Harrigan Lake	$ 44,508	$ --	$ --	$ 44,508
Lawrencetown	104,634	262	--	104,896
Mitchell Lake	35,633	--	(35,633)	--
New Brunswick	8,431	--	(8,431)	--

	193,206	262	(44,064)	149,404

Mexico
La Cuesta and
Santa Maria	1,063,448	--	--	1,063,448
Ocampo	1,565,404	8,935,562	--	10,500,966

	2,628,852	8,935,562	--	11,564,414

	$2,822,058	$ 8,935,824	$ (44,064)	$11,713,818

During the year, the Company abandoned certain mineral properties and the related costs were written off. During the year, $4,050,000 of expenditures related to the Ocampo property were incurred for non-cash share consideration.

7

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements of
July 31, 2001 and 2002

5.    Commitments and contingencies

a)     Expenditure commitments
Under the terms of the purchase agreement for the Lawrencetown property, the Company must pay $50,000 to the vendor, a shareholder of the Company, if the Company makes net expenditures in excess of $200,000 on the property.

b)     Net smelter royalties
The terms of the purchase agreements for the Mitchell Lake, Lawrencetown, Harrigan Lake and New Brunswick properties provide that the Company shall pay to the vendors of each property, each vendor being a shareholder of the Company, a net smelter royalty of 1% for Mitchell Lake and 2% for Lawrencetown on any production from that individual property.

c)     Option and joint venture agreement
After completion of the terms of an earlier option agreement with Minera Fuerte Mayo, S.A. de C.V. (Fuerte Mayo), the Company acquired a 60% ownership interest in 17 mining titles and has entered into a joint venture agreement with Fuerte Mayo. On March 5, 2001, after payment of U.S. $26,000, the Company completed a renegotiation of its earlier option and joint venture agreement with Fuerte Mayo. The amendments extend the due date for a final payment of U.S. $211,526 to such future date as the Ocampo property is sold.

In April 1999, the Company secured a right to earn the remaining 40% interest in the property owned by Fuerte Mayo. Under the terms of the agreement, in order to be eligible to acquire the additional interest, the Company must first fulfill the above conditions of the joint venture agreement. The Company can then acquire the additional interest after completing Cdn $1,000,000 of exploration which must include at least 5,000 meters of drilling and agreeing to pay US $5.00 per ounce of proven gold reserves.

On April 24, 2001, the Company and Minerales de Soyopa, S.A. de C.V. (Soyopa) also amended its option and joint venture agreement. This agreement provides the Company with the option to acquire a 49% ownership in 17 mining claims (the “concessions”), provides for the formation of a joint venture between Soyopa and the Company and provides the Company with the option to acquire 100% of the issued and outstanding shares in Soyopa. The option and joint venture agreements designate the Company as the project operator with exclusive authority to negotiate the sale or joint venture of the project or the bringing of the project to production. Under the renegotiated terms, the Company has undertaken to:

•	complete U.S. $2,000,000 in the exploration, drilling and development of the Soyopa lands and finance a third party pre-feasibility study of the Ocampo project on or before April 24, 2003.

Additionally, the amended option and joint venture agreements with Soyopa provide for the following option and acquisition payments to be made by the Company to complete the transactions:

•	U.S. $225,000 on September 1, 2001;
•

U.S. $17,525,000 on April 24, 2003 to purchase all of the issued and outstanding shares of Soyopa and a 100% interest in the Concessions; provided that the Company has the option to pay Soyopa, at any time prior to April 24, 2003, the sum of U.S. $4,525,000 to complete the acquisition by the Company of a 49% interest in the Concessions and in that event the balance of U.S. $13,000,000 is payable to Soyopa by the Company on or before April 24, 2003 whereby the Company shall acquire all of the issued and outstanding shares of Soyopa and a 100% interest in the Concessions.

8

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements of
July 31, 2001 and 2002

5.     Commitments and contingencies (continued)

On July 17, 2000, the Company entered into an agreement with Compania Minera Global S.A. de C.V. (Global) for consulting services to assist in the negotiations of an agreement with Minerales de Soyopa, S.A. de C.V. (Soyopa) to secure the right to acquire the remaining fifty-one percent (51%) interest in the claims and concessions set out in the agreement dated February 8, 2000.

As part of the consideration for the successful negotiation and execution of the agreement between Gammon and Soyopa and upon sale by Gammon of the lands, claims and concessions described in the prospectus agreement dated February 8, 2000, Gammon is required to pay Global U.S. $1,000,000.

6.    Capital stock

Authorized:

Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at their paid-in value.

Issued and outstanding:

	Number of Common shares	Ascribed value

Balance - July 31, 1999	10,692,673	$ 5,094,973

Issued during the year ended July 31, 2000:
For cash pursuant to a rights offering	2,517,226	5,022,582
For cash pursuant to private placements	520,000	1,040,000
For cash upon exercise of share purchase warrants	1,214,304	646,029
For cash upon exercise of share purchase options	951,800	984,850
Pursuant to joint venture and consulting agreements
Minera Fuerte Mayo, S.A. de C.V. (Ocampo property)	500,000	650,000	(1)
Minera Fuerte Mayo, S.A. de C.V. (Ocampo property)	250,000	625,000	(2)
Minera Fuerta Mayo, S.A. de C.V. (Ocampo property)	500,000	650,000	(3)
Minerales de Soyopa, S.A. de C.V. (Ocampo property)	500,000	2,125,000	(4)

Less: Share issue costs		(120,000)

Balance - July 31, 2000	17,646,003	$ 16,718,434

9

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements of
July 31, 2001 and 2002

6.    Capital stock (continued)

Balance - July 31, 2000	17,646,003	$ 16,718,434

Issued during the year ended July 31, 2001:
Pursuant to joint venture and consulting agreements
Minera Fuerte Mayo, S.A. de C.V. (Ocampo Property)	1,000,000	1,300,000	(5)
Compania Minera Global S.A. de C.V. (Ocampo Property)	825,000	4,125,000	(6)
Compania Minera Global S.A. de C.V. (Ocampo Property)	175,000	875,000	(7)
For cash upon exercise of share purchase options	20,000	31,500
For cash upon exercise of warrants	14,063	35,158
For cash upon exercise of special warrants	1,000,000	5,000,000

Less: Share issue costs		(559,269)

Balance - July 31, 2001	20,680,066	$ 27,525,823

(1)

Pursuant to the joint venture agreement, the Company issued 500,000 shares at a fixed price of $1.30 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company’s shares were trading at approximately $2.25 per share. The issuance has been recorded at the contract price of $1.30 per share.

(2)

Pursuant to consulting services respecting a joint venture agreement, the Company issued 250,000 shares at a fixed price of $2.50 per share, representing previously granted common share purchase warrants with an expiration date of June 30, 2001. These common share purchase warrants were exercised during the period.

(3)

Pursuant to the joint venture agreement, the Company issued 500,000 shares at a fixed price of $1.30 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company’s shares were trading at approximately $5.65 per share. The issuance has been recorded at the contract price of $1.30 per share.

(4)

Pursuant to consulting services respecting the joint venture agreement, the Company issued 500,000 shares at a fixed price of $4.25 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company’s shares were trading at approximately $5.50 per share. The issuance has been recorded at the contract price of $4.25 per share.

(5)

Pursuant to the joint venture agreement, the Company issued 1,000,000 shares at a fixed price of $1.30 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company’s shares were trading at approximately $4.00 per share. The issuance has been recorded at the contract price of $1.30 per share.

(6)

Pursuant to a consulting services agreement respecting a joint venture agreement, the Company issued 825,000 shares at a fixed price of $5.00 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company’s shares were trading at approximately $6.00 per share. The issuance has been recorded at the contract price of $5.00 per share.

(7)

Pursuant to an agreement respecting the purchase of the right, title and interest in the claims for Dies de Mayo, and Alejandria at Ocampo, Chihuahua State, Mexico. The Company issued 175,000 shares at a fixed price of $5.00 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company’s shares were trading at approximately $6.00 per share. The issuance has been recorded at the contract price of $5.00 per share.

These amounts have been capitalized to mineral properties and related deferred costs.

10

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements of
July 31, 2001 and 2002

6.    Capital stock (continued)

Escrow shares
As at July 31, 2001, 4,960,900 common shares issued to promoters of Gammon Lake Resources Inc. and other investors are held in escrow and will be released subject to certain regulatory approvals.

Share purchase warrants
A summary of the 915,937 outstanding warrants to purchase common shares as at July 31, 2001 are as follows:

Number of Common Shares Under Warrant	Expiration Date	Exercise Price
240,937	November 30, 2001	$ 2.50
500,000	December 31, 2001	$ 6.50
100,000	December 21, 2002	$ 5.50
75,000	July 31, 2002	$ 2.30

Stock options
The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares which may be reserved for issuance under the plan shall be 2,500,000, subject to change by approval of the shareholders and regulatory authorities. The maximum number of common shares which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

An aggregate of 3,817,300 options have been granted pursuant to the Company’s stock option plan of which 2,705,800 have been exercised. Set forth below is a summary of the outstanding options to purchase common shares as at July 31, 2001.

Holder	Number of Shares Under Option	Expiration Date	Exercise Price
Directors	5,000	April 20, 2003	$ 0.75
Directors	266,000	April 8, 2004	$ 1.20
Consultants	100,000	October 1, 2001	$ 2.00
Consultants	10,000	October 1, 2004	$ 2.00
Director	40,000	January 31, 2005	$ 2.40
Directors	650,000	April 25, 2006	$ 1.50
Consultants	40,500	April 25, 2006	$ 1.50

11

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements of
July 31, 2001 and 2002

6.    Capital stock (continued)

	2001		2000		1999
Fixed Options	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	441,000	$1.52	1,016,000	$0.87	750,000	$0.75
Granted	690,500	$1.50	876,800	$2.02	750,000	$1.20
Exercised	(20,000)	$1.58	(1,451,800)	$1.37	(484,000)	$1.20
Outstanding, end of year	1,111,500	$1.64	441,000	$1.52	1,016,000	$0.87
Options exercisable, end of year	1,111,500	$1.64	441,000	$1.52	1,016,000	$0.87

7.     Loss and cash flow per share

Loss per share is calculated based on the weighted average number of shares outstanding during the year of 19,755,977 (2000 – 14,684,827)

Loss per share on a fully diluted basis would be as per above, as all factors are anti-dilutive.

8.     Supplemental cash flow information

	2001	2000
Change in non-cash operating working capital:
Receivables	$ 49,983	$ (11,733)
Prepaids	11,869	(680)
Payables and accruals	74,078	(155,378)

	$ 135,930	$ (167,791)

Cash and cash equivalents consist of:
Cash on hand and balances with banks	$ 79,915	$ 325,342
Temporary money market instruments	390,000	2,300,000

	$ 469,915	$ 2,625,342

Interest and income taxes paid:
Interest paid	$ 1,487	$ 4,084

Income taxes paid	$ 1,004	$ 250

12

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements of
July 31, 2001 and 2002

9.    Income taxes

The following table reconciles the expected income tax recovery at the statutory income tax rate to the amounts recognized in the consolidated statements of loss.

	2001	2000	1999
Net loss reflected in consolidated
statements of loss	$ 1,711,336	$ 938,680	$ 388,516

Expected income tax recovery
at statutory rate	772,155	$ 423,532	$ 175,298
Valuation allowance	(772,155)	(423,532)	(175,298)

Income tax recovery recognized	$ --	$ --	$ --

At July 31, 2001, the Company’s fiscal year end for income tax purposes, the Company had Canadian and Mexican resource pools available to offset future taxable income relative to the carrying value of the properties. The tax benefits pertaining to these amounts are available for carry forward indefinitely. As well, the Company had non-capital losses of approximately $3,640,289 which are due to expire as follows, unless applied against future taxable income of the Company.

	Canada	Mexico	Total
July 31, 2003	$ 7,357	$ --	$ 7,357
July 31, 2004	311,475	--	311,475
July 31, 2005	197,741	--	197,741
July 31, 2006	367,364	--	367,364
July 31, 2007	887,312	--	887,312
July 31, 2008	1,675,000	--	1,675,000
July 31, 2010	--	194,040	194,040

	$3,446,249	$ 194,040	$3,640,289

The future income tax benefits, if any, related to the deductions and losses have not been recognized in these financial statements.

10.   Related party transactions

During the year ended July 31, the Company paid the following amounts to companies controlled by Directors:

13

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements of
July 31, 2001 and 2002

10.     Related party transactions (continued)

	2001	2000
Management fees	$ 36,000	$ 36,000
Mineral property exploration expenditures	46,731	43,269
Promotional fees	44,000	44,000
Professional fees	356,100	115,800

	$482,831	$239,069

As at July 31, 2000, there were advances in the amount of $45,000 to a director of the Company. This advance was repaid before July 31, 2001.

11.   Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, payables and related party debt. Unless otherwise noted, it is management’s option that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair value of these financial instruments approximate the carrying values.

12.   Subsequent events

a)	On October 11, 2001, the Company entered into a private placement special warrants offering. The offering consisted of 1,975,000 special warrants at $0.52 per special warrant for gross proceeds of $1,027,000. Net proceeds from the special warrants offering, after deducting the underwriter’s fee ($82,160) and expense of the offering ($125,000) were $819,840. Each special warrant is exercisable for one common share of the Company and one common share purchase warrant for no additional consideration. Each common share purchase warrant entitles the holder to acquire one common share for $0.65 until October 9, 2003. In support of this offering the Company has submitted for approval by the appropriate regulatory authorities a preliminary prospectus under a date of October 31, 2001.

The Company has also agreed to grant the underwriter, as additional consideration for the special warrant offering, 197,500 non-assignable broker’s options entitling the underwriter to acquire from the Company, for no additional consideration, prior to October 9, 2002, 197,500 compensation warrants. Each compensation warrant entitles the underwriter to acquire one unit, each unit consisting of one common share and one common share purchase warrant of the Company at a price of $0.61 per unit up to October 9, 2003.

14

Gammon Lake Resources Inc. Notes to the Consolidated Financial Statements of
July 31, 2001 and 2002

12.   Subsequent events (continued)

A pro-forma balance sheet giving effect to the issue as at July 31, 2001 for the purpose of inclusion in a preliminary prospectus dated October 31, 2001 is as follows:

Assets	As Reported	Pro forma
Current
Cash and cash equivalents	$ 469,915	$ 1,289,755
Receivables	730,726	730,726
Prepaids	657	657

	1,201,298	2,021,138
Capital assets	29,577	29,577
Mineral properties and related deferred costs	22,583,821	22,583,821

	$ 23,814,696	$ 24,634,536

Liabilities
Current
Payables and accruals	$ 182,906	$ 182,906

Shareholders' Equity
Capital stock	27,525,823	28,345,663
Deficit	(3,894,033)	(3,894,033)

	23,631,790	24,451,630

	$ 23,814,696	$ 24,634,536

b)

The Company was granted an extension of its required payment in the amount of U.S. $225,000 under the terms of it’s option and joint venture agreements with Minerales de Soyopa, S.A. de C.V. from September 1, 2001 to October 31, 2001.

c)

On September 26, 2001, the Company granted 785,000 stock options to certain officers, directors, employees and consultants. The exercise price at the time of grant was $0.50 per share, representing the approximate trading price at that time.

13.   Comparative figures

Certain of the comparative figures for 2000 have been reclassified to conform to the financial statement presentation adopted for 2001.

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